

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via E-mail
Mr. Lingbo Chi
Chief Executive Officer
China America Holdings, Inc.
Xi Lv Biao Industrial Park, Longdu Street
Zhucheng City, Shangdong Province, China 262200

>   **Re: China America Holdings, Inc.**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed July 7, 2011**
>   **Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed December 29, 2010**
>   **Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010**
>   **Filed May 23, 2011**
>   **File No. 000-53874**

Dear Mr. Chi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<p align="center">Current Report on Form 8-K/A Filed July 7, 2011</p>

General

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

2. Please clarify how you maintain your books and records and prepare your financial statements.

    -   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
    -   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    -   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

    -   what relevant education and ongoing training he or she has had relating to U.S. GAAP;

    -   the nature of his or her contractual or other relationship to you;

    -   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    -   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    -   the name and address of the accounting firm or organization;

    -   the qualifications of their employees who perform the services for your company;

    -   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    -   how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

   - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

   - how many hours they spent last year performing these services for you; and

   - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

6. You state on page 25 that none of your directors is an "audit committee financial expert." In this regard, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting, if any.

7. If you determine your U.S. GAAP expertise is insufficient, please add a risk factor disclosure in this regard in an amended Form 8-K. Any such risk factor disclosure should address whether your fact pattern represents a potential material weakness and also should address the potential effects to your accounting and financial reporting, including any risks related to your internal control over financial reporting.

8. To the extent that there has been a change in the independent accountant as a result of the reverse merger transaction, please revise your document to provide the information required by Item 4.01 of Form 8-K.

9. Please disclose, if true, that you were a shell company prior to the consummation of the transactions you describe in your filing and provide the disclosure required by Item 5.06 of Form 8-K. If you believe that you were not a shell company, please provide us with your analysis supporting this belief.

10. Please clarify for us how, as a corporation organized under the laws of Florida, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to control the operations of your business in the People's Republic of China. Please provide a detailed response and, as necessary, please revise your disclosure accordingly.

11. Please clarify for us whether you are a "resident enterprise" for PRC enterprise income tax purposes. If you are a "resident enterprise" or believe there is a material risk that you could be deemed a "resident enterprise," please revise your risk factor and other disclosures accordingly.

12. We note your disclosure under Item 2.01 of Form 8-K concerning the convertible promissory notes and the option agreement. Please provide us with your analysis as to why you have not also provided disclosure pursuant to Items 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant) and 2.04 (Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement) of Form 8-K or, in the alternative, please amend your current report to include such disclosure.

Item 2.01 – Completion of Acquisition or Disposition of Assets, page 1

The Share Exchange Agreement and Related Transactions, page 1

13. Please expand your description of the share exchange to disclose how you accounted for the exchange transaction. Please also provide this disclosure in your MD&A, on page 19, in the section titled *Acquisition of China Ziyang Technology Co. and Ziyang Ceramics*.

14. We refer to the June 30, 2011 option agreement between Best Alliance Worldwide Investments Limited and the former shareholders of Ziyang Ceramics. Please clarify to us whether you are party to this agreement. If so, please tell us and revise your disclosure to describe how you intend to account for this agreement.

15. Please tell us and revise your filing to state how you have accounted for the convertible promissory notes issued to the former shareholders of China Ziyang Technology and China Direct Investments Inc. and cite the authoritative literature you used in your determination.

16. You appear to have described the transactions in reverse chronological order. This makes it difficult to understand your disclosure. Please reorganize your transaction history to present the transactions in the order that they actually occurred.

17. Please revise your disclosure in this section to describe the terms of your stock split. At a minimum, please indicate the date of the stock split and the ratio of the split.

18. Please tell us what consideration you have given to providing the disclosure about your stock split required by Item 5.03 (Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year).

19. We note that in your disclosure in this section some of the share numbers that you use are expressed in pre-split terms while others are expressed in post-split terms. Please revise your disclosure to use a consistent convention for expressing share numbers.

20. Please revise your disclosure to explain the relationships, if any, between Lingbo Chi, Ping Wang, BAW and the registrant. Please refer to Item 2.01(c), (d) and (e) of Form 8-K.

21. Regarding the Option Agreement, please revise your disclosure to clarify the purpose of the agreement and explain its relevance to the registrant. In this regard, we note that the registrant does not appear to be a party to the agreement.

22. In your disclosure, you refer to transactions involving former owners of Ziyang Ceramics. For example, you disclose that on "June 29, 2011, China Ziyang Technology acquired 100% of the equity interest in Ziyang Ceramics from its shareholders in exchange for its agreement to pay them RMB 50,000,000 (approximately $7,632,422)." You also disclose that on "June 30, 2011 BAW entered into an Option Agreement with the former shareholders of Ziyang Ceramics whereby they have a five year right to acquire up to 7,960,000 shares of our unregistered common stock after giving effect to our planned 400:1 reverse stock split from BAW, upon the occurrence of the conditions described below." Please revise your disclosure to better explain the nature of these transactions and their relevance to the registrant. If the transactions are related (i.e., the former Ziyang Ceramics shareholders received both cash and equity for their securities), please revise your disclosure accordingly.

23. Please revise your disclosure to clearly identify the party or parties from whom the former shareholders of Ziyang Ceramics will receive shares of the registrant pursuant to the Option Agreement. In addition, please tell us how you have analyzed this transaction for purposes of compliance with Section 5 of the Securities Act of 1933, as amended.

24. Please revise your disclosure to discuss whether board and shareholder approval was required to enter into the Share Exchange Agreement and how you obtained such approval.

25. We note disclosure of your agreement with China Direct Investments, Inc. and its affiliate.

- Please revise your disclosure to clarify the role of China Direct Investments in your acquisition of China Ziyang Technology and clarify whether such acquisition caused you to pay consideration to China Direct Investments.

- To the extent China Direct Investments is a promoter, please provide the disclosure required by Item 404(c) of Regulation S-K.

- Please revise your disclosure to explain your reference to "the loan payment proceeds from Glodenstone Development Limited." Please briefly describe the purpose and material terms of this transaction.

- Please disclose any relationships among any of your current or former directors or officers and China Direct Investments, Inc. and its affiliates.

26. Please revise your disclosure to include a diagram setting forth your ownership structure. In the diagram, please show the relationships between the registrant (a Florida corporation), China Ziyang Technology (which appears to be a Hong Kong entity) and Ziyang Ceramics (which appears to be a PRC entity), as well as any holding companies and other intermediaries. Please distinguish between contractual relationships and equity ownership interests.

Form 10 Disclosure, page 2

Our Corporate Structure, page 2

27. We refer to formation of China Ziyang Technology and the acquisition of Ziyang Ceramics. Please tell us and revise your disclosure to:

- State the business purpose of forming the China Ziyang Technology entity;

- Disclose how China Ziyang Technology was capitalized on the date of formation, as well as its principal shareholder; and

- Describe how China Ziyang Technology accounted for the acquisition of Ziyang Ceramics, including how the RMB 50,000,000 due to the former shareholders of Ziyang Ceramics was accounted for in the financial statements of China Ziyang Technology on June 30, 2011.

Business, page 2

28. Please revise your disclosure to describe the purpose served by China America Holdings, Inc. and China Ziyang Technology. We note that they appear to be holding companies without independent operations.

29. We note the table on page 3 concerning brand names and trademarks. Please revise your disclosure to identify the body of law under which your trademarks are granted and clarify the meaning of the information in the "Validity Term" and "Registration No." columns.

30. We note your disclosure that your own the mining rights for five separate mining areas, which in aggregate are approximately one million tons of white clay raw material, all located near Zhucheng City of the Shandong Province in Peoples Republic of China (PRC). Our understanding is that mineral rights in the PRC are owned by the government and leased to individuals or corporations. Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims and/or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims or leases, either in hectares or in acres.

31. Your mineral properties or leases allow your company to conduct mining activities and obtain the raw materials needed to produce ceramic tiles, your principal product. These mining rights have expiration dates ranging from January 2013 to October 2014 and allow mining in an aggregate area of 28,960 square meters or 7.16 acres. Please revise your disclosure to describe your mineral leasing agreements, granting you the right to enter onto your property, extract minerals, and ultimately reclaim the properties. Please describe any time conditions or other constraints affecting your rights to this property and explain the leasing process and any other arrangements. We may have further comment after reviewing your response.

32. Please file these leasing agreements through which you acquired your mineral properties as exhibits. This would include the Shijia River, Zhupan Village, Weijingzi, Mengjia Zhuangzi Village, and Panjia Village Quarries.

Risks related to doing business in China, page 14

33. We note your risk factors regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please tell us what consideration you have given to including "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

Ziyang Ceramics Business Overview, page 19

34. We note your disclosure that your own or control, one million tons of white clay as raw material and we note elsewhere you are permitted to mine 132,000 cubic meters annually, which is sufficient to last four years at this rate of production. Please disclose how this overall estimate of available raw material was developed, disclose the quantity available from each individual quarry, and disclose each individual annual quarry's production for the last three years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations for the Three Months ended March 31, 2011 compared to 2010 and for the Year Ended December 31, 2010 compared to 2009, page 20

35. Please expand your discussion of the results of operations for both the interim and full-year periods to:

- Quantify how much of the increase in revenue from period-to-period was due to volume versus sales price;

- Address the main cost drivers affecting your cost of revenue, including how these costs have impacted your gross profit for the periods presented, and management's expectation of how these costs will impact future results. Your disclosure should include a discussion of your significant raw materials and the extent to which your results of operations have been impacted by changes in the price of these raw materials;

- Quantify the reasons you have identified for the significant changes in selling, general and administrative expenses from period-to-period;

- Discuss and quantify the reasons for the fluctuations in interest income and interest expense between the comparable periods; and

- Address your effective tax rate and its impact on your results of operations.

Liquidity and Capital Resources, page 20

36. Please expand your disclosure to discuss the reasons for the most significant changes in your working capital items between year-to-year and quarter-to-quarter as presented in your statements of cash flows.

37. Please revise your document to discuss the significant provisions of your notes payable and short and long-term loans, including whether you are subject to any covenants.   In addition, please address the relationship between the restricted cash balance recorded on your balance sheet and your notes payable.

38. We refer to your risk factor on page 15, *Restrictions on currency exchange may limit our ability to receive and use our revenue effectively*. Please expand your liquidity disclosures to discuss such restrictions on your ability to make dividend payments and transfer other funds outside of China.

39. We note your disclosure about the $3.1 million dividend paid to the former shareholders of Ziyang Ceramics. Please disclose when this dividend was paid and if it was in connection with the transactions you describe under Item 2.01 of your filing.

Security Ownership of Certain Beneficial Owners and Management, page 22

40. Based on the disclosure in footnote (5) to the table, Mr. Chi appears to be the beneficial owner of the shares held by BAW. Please revise your disclosure for Mr. Chi to reflect such holdings. Please refer to Item 403 of Regulation S-K.

41. We note that in your footnote disclosure you describe securities that are excluded from the amounts shown in the table. For each such exclusion, please provide us with your analysis as to why it is permissible to exclude such securities.

Item 3.02 Unregistered Sale of Equity Securities, page 30

42. We note your disclosure that the two notes issued in connection with the China Ziyang Technology acquisition are convertible into specific numbers of shares (7,369,966 shares and 1,583,223 shares). Please clarify whether the conversion ratios under the notes are fixed such that only these numbers of shares can be issued upon conversion. If it is possible that the number of shares issuable upon conversion can be adjusted, then please revise your disclosure to disclose the terms of conversion of the promissory notes pursuant to Item 701(e) of Regulation S-K.

Item 5.03 Amendment to the Articles of Incorporation or Bylaws; Change in Fiscal Year, page 30

43. Please disclose the form on which the report covering the transition period will be filed pursuant to Item 5.03(b) of Form 8-K.

Item 9.01 Financial Statements and Exhibits, page 31

44. Please file all of the exhibits required by Item 601 of Regulation S-K, including, but not limited to you current articles of incorporation and bylaws.

Exhibit 99.1 – Financial Statements of Ziyang Ceramics Company Limited

General

45. To the extent applicable, please revise the footnotes to the financial statements to disclose:

- related party information as provided in ASC 850-10-50;

- income tax disclosures as provided in ASC 740-10-50; and

- segment information as provided in ASC 280-10-50.

Alternatively, please explain to us why you have not provided these disclosures.

Note 2 – Summary of Significant Accounting Polices, page 5

46. Please provide an accounting policy disclosure related to your inventories, including the components of costs included in raw materials which you mine. Please refer to ASC 930-330-20 for guidance.

Note 9 – Other Long Term Assets, page 9

47. Please expand your disclosures to state the method you are using to amortize your mineral rights.

48. We note no disclosure regarding mine development costs including overburden removal and other costs that may have been incurred to access your white clay deposit. Please explain where such costs have been reflected in your financial statements, and if material, please expand your accounting policy disclosures for this matter.

Note 15 – Commitments and Contingencies, page 11

49. Please tell us whether or not Zhucheng Chunguang Electronics Co, represents a related party.

Exhibit 99.2 – Pro Forma Financial Statements of China America Holdings, Inc.

Unaudited Pro Forma Consolidated Balance Sheet, page 2

Note (b), page 3

50. Please expand your footnote to show the resulting amounts of each of the items listed and how such amounts reconcile to the respective pro forma adjustments on page 2.

Unaudited Pro Forma Consolidated Statements of Operations, page 4 and 5

Note (b), pages 4 and 5

51. Please provide us your analysis of the pro forma adjustment of the weighted average common shares outstanding.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Item 9A. Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures, page 23

52. We note your statements that a "control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In future filings, please state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010

Exhibits 31.1 and 32.1

53. Exhibits 31.1 and 32.1 reference an incorrect date for the Form 10-Q. It should read Form 10-Q for the period ended December 31, 2010. It currently reads December 31,

2011. Please amend your Form 10-Q for the fiscal quarter ended December 31, 2010 to correct these certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Kevin Stertzel, Senior Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on engineering matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

Cc: Via E-Mail
       James M. Schneider, Esq.
       Schneider Weinberger LLP
       2200 Corporate Boulevard, N.W., Suite 210
       Boca Raton, Florida 33431